PLATINUM UNDERWRITERS HOLDINGS, LTD.
The Belvedere Building
69 Pitts Bay Road
Pembroke HM08
Bermuda

September 11, 2012

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Platinum Underwriters Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed on February 21, 2012
File Number: 001-31341

Dear Mr. Rosenberg:

The following information is provided by Platinum Underwriters Holdings, Ltd. (“Platinum Holdings”) in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 30, 2012, as a result of the Staff’s review of the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 of Platinum Holdings (the “2011 Form 10-K”).  For ease of reference, the Staff’s comments are included in bold followed by our response.  Capitalized terms used but not defined herein have the meanings ascribed to them in the 2011 Form 10-K.  All references in the following information to page numbers in the 2011 Form 10-K are to pages in the EDGAR version of such document.  In this letter, “we,” “us” and “our” refer to Platinum Holdings and its consolidated subsidiaries, unless the context otherwise indicates.

In responding to the Staff’s comments, Platinum Holdings acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2011 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Form 10-K; and that Platinum Holdings may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to Consolidated Financial Statements
10.  Statutory Regulation and Dividend Capacity, page F-25

1.
We acknowledge your proposal to remove the word “[un]audited” in response to prior comment one; however, we believe that your proposal to include language explaining that the information is preliminary and subject to revision as statutory financial statements are due later is not appropriate.  We do not believe that the timing of filing your statutory financial statements should affect the amounts required to be disclosed in your GAAP financial statements.  Please confirm that you will not include this exculpatory language.

RESPONSE:  We confirm that we will remove the word “unaudited” and we will not include the exculpatory language.

2.	Please address the following:

•	Disclose statutory capital and surplus necessary to satisfy regulatory requirements to comply with ASC 944-505-50-1b.

•
Remove reference to “unaudited” relating to the maximum amount available for payment of dividends.  In addition, disclose the amount of retained earnings not available for the payment of dividends by Platinum Holdings to its stockholders and the amount that may not be transferred to Platinum Holdings by its subsidiaries to comply with ASC 944-505-50-1c and rule 4-08(e) of Regulation S-X.

RESPONSE:  In future filings, we will disclose statutory capital and surplus necessary to satisfy regulatory requirements to comply with ASC 944-505-50-1b using language similar to the following:

“The laws and regulations of Bermuda and the United States require that our reinsurance subsidiaries maintain a minimum amount of statutory capital and surplus.  At December 31, 2012, Platinum Bermuda was required to maintain statutory capital and surplus in excess of $XXX million. At December 31, 2012, Platinum US was required to maintain statutory capital and surplus in excess of $XXX million.”

In future filings, we will revise the wording on the maximum amount available for payment of dividends to comply with ASC 944-505-50-1c and rule 4-08(e) of Regulation S-X by:

•	removing reference to “unaudited”;
•	disclosing the amount of retained earnings not available for the payment of dividends by Platinum Holdings, if any; and
•	revising the language on the restrictions of dividend payments by subsidiaries.

We propose using language similar to the following:

 “The laws and regulations of Bermuda and the United States include certain restrictions on the amount of statutory capital and surplus that are available for the payment of dividends by Platinum Bermuda and Platinum US to their respective parent companies, Platinum Holdings and Platinum Finance, without the prior approval of the relevant regulatory authorities.  Currently, Platinum Bermuda is generally restricted from declaring and paying dividends of more than 25% of its prior year end statutory capital and surplus.  Platinum US is generally restricted from declaring and paying dividends that would exceed the lesser of: (i) 10% of its prior year end statutory policyholders’ surplus and (ii) its statutory net investment income, excluding realized capital gains.

Based on these regulatory restrictions, the maximum amount available for payment of dividends by our reinsurance subsidiaries during 2013 without prior regulatory approval is as follows ($ in thousands):

Platinum Bermuda	$XXX
Platinum US	XXX
Total	$XXX

There are no regulatory restrictions on retained earnings available for the payment of dividends by Platinum Holdings to its shareholders.”

*      *      *

Please do not hesitate to contact me at (441) 298-0772 with any questions or further comments you may have.

Very truly yours,

/s/ Allan C. Decleir
Allan C. Decleir
Executive Vice President and Chief Financial Officer

cc:	Frank Wyman, Staff Accountant
Mary Mast, Staff Accountant